INTERMEDIA OUTDOOR HOLDINGS, INC.
c/o InterMedia Partners, L.P.
405 Lexington Avenue, 48th Floor
New York, NY 10174
(212) 503-2862

March 13, 2013

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention:  Larry Spirgel, Assistant Director

Re:	InterMedia Outdoor Holdings, Inc. — Application for Withdrawal of Registration Statement on Form S-4 (Registration No. 333-185106)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), InterMedia Outdoor Holdings, Inc. (“IMOH”) hereby respectfully makes this application to withdraw its Registration Statement on Form S−4 (Registration No. 333−185106), as initially filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2012 and as amended on January 8, 2013, January 23, 2013, February 1, 2013, and February 8, 2013, together with all exhibits thereto (collectively, the “Registration Statement”), on the grounds such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

IMOH filed the Registration Statement with respect to the proposed issuance of its common stock, $0.001 par value per share (“Common Stock”), in connection with the Agreement and Plan of Merger, dated as of November 15, 2012, by and among IMOH, InterMedia Outdoors Holdings, LLC (“IMOTSC”), Outdoor Channel Holdings, Inc. (“Outdoor Channel”), Outdoor Merger Sub, LLC (“InterMedia Sub”), and Outdoor Merger Corp. (“Outdoor Channel Sub”) (the “Merger Agreement”), providing for the merger of InterMedia Sub with and into IMOTSC and the merger of Outdoor Channel Sub with and into Outdoor Channel (the “Mergers”).  Outdoor Channel has notified IMOH that Outdoor Channel’s Board of Directors has accepted Kroenke Sports & Entertainment, LLC’s (“KSE”) offer to acquire Outdoor Channel and, has terminated the Merger Agreement and entered into a binding agreement with KSE.  Therefore, IMOH will not proceed with the Mergers or with the registration and sale of Common Stock as contemplated by the Merger Agreement and the Registration Statement.

No shares of Common Stock were issued or sold pursuant to the Registration Statement.  IMOH requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated.  If you have any questions regarding this application for withdrawal, please contact Tracey A. Zaccone of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3085.

Sincerely,

INTERMEDIA OUTDOOR HOLDINGS, INC.

By:	/s/ Jerome Letter
Name: Jerome Letter
Title: Chief Financial Officer